October 14, 2010
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Chambre Malone

Re:	Keyuan Petrochemicals, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed September 27, 2010 File No. 333-167029

Dear Ms. Malone:

This letter is provided in response to your letter dated October 13, 2010 regarding the above-referenced filings of our client, Keyuan Petrochemicals, Inc. (the “Company”).  The Company’s responses are set forth below to the items noted by the staff in your letter.  Please note that for the convenience of the reader, the words “we”, “us”, “our” and similar terms used in the responses below refer to the Company and not our law firm.

April – May 2010 Private Financing, page 2

1.
You disclose that you will have to pay liquidated damages if your filing does not go effective after 180 calendar days of April 22, 2010. Please tell us your consideration of recognizing a charge to earnings related to your contingent liability, if you have determined that the liability is probable and can be reasonably estimated. Refer to ASC 825-20-35-1.

Response: We evaluated the contingent obligation of liquidated damages related to the Registration Rights Agreement (“RRA”) we entered into in April-May Private Placement  (the “RRA liquidated damages”) in accordance with “ASC Topic 825  ‘Financial Instruments’ subtopic 20” (formerly known as Financial Accounting Standards Board Staff Position No. EITF 00-19-2 “Accounting for Registration Payment Arrangements”), which requires the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement be separately recognized and measured in accordance with “ASC Topic 450” “Contingencies” (formerly known as SFAS No. 5, “Accounting for Contingencies”).  We concluded that such obligation was not probable to incur based on the best information and facts available as of June 30, 2010. Therefore, no contingent obligation related to the RRA liquidated damages was recognized as of June 30, 2010.

Going forward, our management will evaluate the contingent obligation related to the RAA liquidated damages as of the end of each subsequent reporting period.   If there is a possibility that we will be required to make any payments to the investors for non-fulfillment of the conditions given in the RRA, an estimate of the contingent payment will be made and accrued for in our financial statements.

Statement of Operations Data, page 5

2.
Given the expected increase in outstanding shares since your most recent balance sheet date of June 30, 2010, Please revise your filing to present the pro forma EPS for the year ended December 31, 2009 and the three and six months ended June 30, 2010.

Response: Pursuant to your comment, we have revised our filing to present the pro forma EPS for the year ended December 31, 2009 and the three and six months ended June 30, 2010.

As such, we have revised our summary financial information to present the pro forma basic EPS that give the effect to subsequently issued or assumed to be issued common shares for the year ended December 31, 2009 and the three and six months ended June 30, 2010.   Additionally, we have included the securities issued in our September 28, 2010 financing in our calculation of the pro forma diluted EPS for the year ended December 31, 2009 and the three and six months ended June 30, 2010.

As a result, our summary financial information will now include the following Pro Forma EPS:

PRO FORMA EPS (UNAUDITED)

	Keyuan International Group LTD.	Keyuan International Group LTD.	Keyuan International Group LTD.
	Six Months Ended	Six Months Ended	Year Ended
	June 30,	June 30,	December 31,
	2010	2010	2009
	(unaudited)	(unaudited)	(unaudited)

Net income/(loss)	$4,924,004	$10,655,276	$(8,833,069)

Other comprehensive income (loss)
Foreign currency translation gain	196,958	199,256	15,991

Comprehensive income (loss)	$5,120,962	$10,854,532	$(8,817,078)

Net income (loss) per Share
Basic	$0.41	$0.88	$(0.73)
Diluted	$0.08	$0.16	$(0.73)

Weighted average shares outstanding
Basic	12,136,003	12,136,003	12,136,003
Diluted	65,194,013	65,194,013	12,136,003

Report of Independent Registered Public Accounting Firm, page 53

3.
We note you have included a Statement of Stockholders’ Equity as of June 30, 2010, provided EPS information on your income statement, and revised your Statement of Stockholders’ Equity as of December 31, 2009. All of which were not included in the original Form S-1 filed May 21, 2010. Given the additional information included in your audited financial statements, please tell us your auditor’s consideration of either dual-dating the report or dating it as if the later date (i.e., the date of the event). Please refer to AU Section 530 for guidance. Furthermore, we note your report dated August 6, 2010 does not reference the Statement of Stockholders’ Equity. Please revise your filing to include a report that identifies all financial statements covered by your auditor’s report. Refer to Rule 2-02(a) of Regulation S-X for guidance.

Response: Pursuant to your comment, our auditor has dual dated their reports for the quarter ended June 30, 2010 and for the year ended December 31, 2009 and the auditor will revise the report for the quarter ended June 30, 2010 referencing all financial statements including statement of the Stockholders’ Equity.

Pro forma Combined Financial Statements, page 95

4.
We have read your response to comment 12 from our letter dated September 16, 2010. You disclose on page 4 that you currently have 3.2 million shares outstanding and will have 12.1 million outstanding after this offering. Given this increase in outstanding shares your basic pro forma EPS will materially decrease, which would be material to investors. Article 11-01(a)(8) requires that pro forma financial information be furnished when consummation of other events or transactions has occurred or is probable for which disclosure of pro forma financial information would be material to investors.

Furthermore, Article 11-02(b)(7) of Regulation S-X states that primary and fully diluted pro forma per share data based continuing operations before nonrecurring charges or credits directly attributable to the transaction should be presented on the face of the pro forma condensed income statement together with the number of shares used to compute such per share data. For transactions involving the issuance of securities, the number of shares used in the calculation of the pro forma per share data should be based on the weighted average number of shares outstanding during the period adjusted to give effect to shares subsequently issued or assumed to be issued had the particular transaction or even taken place at the beginning of the period presented. Please revise your filing to present pro forma basic EPS that gives effect to subsequently issued or assumed to be issued common shares for the year ended December 31, 2009 and six months ended June 30, 2010. Article 11-02(c)(2)(i) of Regulation S-X requires pro forma condensed statements of income for only the most recent fiscal year and for the period from the most recent fiscal year end to the most recent interim date for which a balance sheet is required. Additionally, we note you had a private placement on September 28, 2010. Please include these securities in your calculation of pro forma diluted EPS for the year ended December 31, 2009 and six months ended June 30, 2010.

Response: Pursuant to your comment, we have revised our filing to present the pro forma basic EPS that gives effect to subsequently issued or assumed to be issued common shares for the year ended December 31, 2009 and the six months ended June 30, 2010.   Additionally, we have included the securities issued in our September 28, 2010 financing in our calculation of the pro forma diluted EPS for the year ended December 31, 2009 and the six months ended June 30, 2010.

Given that consummation of the private placement was conditioned upon execution of the Share Exchange the pro forma EPS data should include the private placement securities in the calculations for all periods presented as per the guidance of Article 11-02(b)(6) of Regulation SX.  As such, the calculation of equity securities for the basic pro forma EPS will include the effect of 3,181,504 shares of Common stock currently outstanding (including the 748,794 shares of Common Stock issued as part of the Series A securities purchase agreement), the 6,738,336 shares of our Common stock issuable upon conversion of our series A Preferred stock and 2,216,162 shares of common stock issuable upon exercise of the warrants (from the Series A financing).  The calculation of the dilutive equity securities for the pro forma EPS will include the effect of the Series M preferred shares (that was issued as a result of the reverse merger), or an additional 47,658,000 common shares.  Additionally, we completed a private placement on September 28, 2010 that resulted in the issuance of 5,400,010 shares of Series B preferred stock.  As a result, the calculation of dilutive equity securities for the pro forma will include the effect of 5,400,010 common shares upon conversion of the Series B preferred shares. As such, the denominator of basic Pro Forma earnings per share for the six months ended June 30, 2010 and year ended December 31, 2009 will be 12,136,003. The denominator of diluted Pro Forma earnings per share for the six months ended June 30, 2010 will be 65,194,013.

In summary, the pro forma earnings per share on a basic and diluted basis for the six months ending June 30, 2010 will be calculated as follows:

Net income	$10,655276

Weighted average common shares
(denominator for basic earnings per share)	12,136,003

Effect of dilutive securities:
Convertible Series M preferred stock	47,658,000
Convertible Series B preferred stock	5,400,010
Warrants issued in Series A financing	53,058,010

Weighted average common shares
(denominator for diluted earnings per share)	65,194,013

Basic earnings (loss) per share	$0.88
Diluted earnings (loss) per share	$0.16

As a result, the Pro Forma EPS presented in our prospectus will now be as follows:

PRO FORMA EPS (UNAUDITED)

	Keyuan International Group LTD.	Keyuan International Group LTD.
	Six Months Ended	Year Ended
	June 30,	December 31,
	2010	2009
	(unaudited)	(unaudited)

Net income/(loss)	$10,655,276	$(8,833,069)

Other comprehensive income (loss)
Foreign currency translation gain	199,256	15,991

Comprehensive income (loss)	$10,854,532	$(8,817,078)

Net income (loss) per Share
Basic	$0.88	$(0.73)
Diluted	$0.16	$(0.73)

Weighted average shares outstanding
Basic	12,136,003	12,136,003
Diluted	65,194,013	12,136,003

As a result, the Pro Forma Consolidated Income Statement presented in our prospectus will now be as follows:

PRO FORMA CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Keyuan International Group LTD.	Silver Pearl Enterprises, Inc.
	Year ended	Year ended
	December 31,	December 31,
	2009	2009
	(unaudited)	(unaudited)	Adjustments		Proforma

Sales	$68,653,603	$-	-	A	68,653,603
Cost of sales	75,311,595	-	-		75,311,595

Gross profit (loss)	(6,657,992)	-	-	A	(6,657,992)

Operating expenses:
Selling expenses	24,836	-	-	A	24,836
General and administrative expenses	2,714,093	15,492	(15,492)		2,714,093

Total	2,738,929	15,492	(15,492)	A	2,738,929

Income/(loss) from operations	(9,396,921)	(15,492)	15,492		(9,396,921)

Other income (expense):
Interest income (expense), net	(2,031,983)	(2,473)	2,473	A	(2,031,983)
Non-operating expenses	(348,515)	-	-		(348,515)
Unrealized gain (loss) on securities	-	305	(305)		-
Dividend income	-	8	(8)		-

Other income (expense), net	(2,380,498)	(2,160)	2,160	A	(2,380,498)

Loss before provision (benefit) for income tax	(11,777,419)	(17,652)	17,652	A	(11,777,419)

Provision (benefit) for income taxes
Current year	-	-			-
Deferred	(2,944,350)	-			(2,944,350)

Net income/(loss)	$(8,833,069)	$(17,652)	$17,652	A	(8,833,069)

Other comprehensive income (loss)
Foreign currency translation adjustment	15,991	-	-		15,991

Total comprehensive income (loss)	$(8,817,078)	$(17,652)	$17,652	A	(8,817,078)

Net income (loss) per Share
Basic and diluted	$(176.66)	$(0.00)			$(2.78)
Basic and diluted	$(176.66)	$(0.00)			$(2.78)

Weighted average shares outstanding
Basic	50,000	5,696,800	6,389,203	B,C,D,E	12,136,003
Diluted	50,000	5,696,800	6,389,203	B,C,D,E	12,136,003

Item 15. Recent Sales of Unregistered Securities, page 117

5.
We note your response to comment 15 in our letter dated September 16, 2010. Please revise the last four paragraphs to provide the section of the Securities Act or rule under which exemption from registration was claimed for each transaction. Please refer to Item 701(d) of Regulation S-K.

Response: Pursuant to your comment, we have revised our disclosure as follows:

               “ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES
…
On July 1, 2010, we granted 80,000 five-year options to two outside directors to purchase up to 80,000 shares of the Company’s common stock at an exercise price of US$4.20 per share, in consideration of their services to the Company. Of these options, 40,000 of the options shall vest immediately after one year of the issuance and the remaining 40,000 of the options shall vest immediately after two years of the issuance, provided that the optionee is re-elected for successive one year terms at the end of 12 months of the issuance. The shares were issued in accordance with the exemption from the registration provisions of the Securities Act of 1933, as amended, provided by Section 4(2) of such Act for issuances not involving any public offering.

 On July 1, 2010, we granted 40,000 five-year options to a consultant to purchase an aggregate of 40,000 shares of the Company’s common stock at an exercise price of US$4.20 per share, in consideration of their services to the Company. Of these options, all 40,000 of the options shall vest immediately. The shares were issued in accordance with the exemption from the registration provisions of the Securities Act of 1933, as amended, provided by Section 4(2) of such Act for issuances not involving any public offering.

 On July 27, 2010, we granted 420,000 three-year options to a consultant to purchase an aggregate of  420,000 shares of the Company’s common stock at an exercise price of US$4.20 per share, in consideration of their services to the Company. Of these options, 70,000 of the options shall vest immediately, 31,818 shall vest monthly beginning on September 1, 2010 and the remaining balance of 95,456 shall vest on May 1, 2011. The shares were issued in accordance with the exemption from the registration provisions of the Securities Act of 1933, as amended, provided by Section 4(2) of such Act for issuances not involving any public offering and Rule 506 of Regulation D promulgated thereunder.

On August 4, 2010, we granted 700,000 five-year options to 79 managers and employees to purchase in the aggregate 700,000 shares of the Company’s common stock at an exercise price of US$4.50 per share, in consideration of their services to the Company. Of these options, 30% of the Options shall vest immediately after one year of the issuance, 40% of the options shall vest immediately after two years of the issuance and 30% of the options shall vest immediately after three years of the issuance.  The shares were issued in accordance with the exemption from the registration provisions of the Securities Act of 1933, as amended, provided by Section 4(2) of such Act for issuances not involving any public offering and  Regulation S promulgated under the Securities Act of 1933, as amended. We made this determination based upon the representations of the respective Optionees that none of them were “U.S. person[s]” at that term is defined in Rule 902(k) of Regulation S under the Securities Act.”
…”

6.	Please disclose the private placement transaction which closed on September 28, 2010. Please provide all information required under Item 701 of Regulation S-K.

Response: Pursuant to your comment, we have included the issuance in connection with the private placement transaction closed on September 28, 2010 in Item 15 Recent Sales of Unregistered Securities as follows:

“On September 28, 2010 , we closed a private placement  of $20,250,000 from offering a total of 540,001 units  at a purchase price of $37.5 per unit, consisting of an aggregate of  (a) 5,400,010 shares of Series B convertible preferred stock of the Company, (b) three year Series C warrants to purchase up to 810,002 share of Common Stock, at an exercise price of $4.50 per share, and (c) three year Series D warrants to purchase up to 810,002  share of Common Stock, at an exercise price of $5.25 per share.  In addition, we issued placement agent warrants to purchase up to 561,601 shares of Common Stock to Tripoint Global Equities, Inc.  The issuance of the Units, the Series B Preferred Stock, the Series C Warrants, the Series D Warrants and the Placement Agent Warrants pursuant to the private placement  were issued pursuant to the exemption from the registration provisions of the Securities Act of 1933, as amended, provided by Section 4(2) of such Act for issuances not involving any public offering and Regulation S promulgated under the Securities Act of 1933, as amended. We made this determination based upon the representations of the respective Investors that they were not a “U.S. person[s]” as that term is defined in Rule 902(k) of Regulation S under the Securities Act.”

Exhibit 23.2

7.	Please amend your filing to provide a consent from your auditors that references their report dated August 6, 2010, rather than August 10, 2010, for the period ended June 30, 2010.

Response: Pursuant to your comment, we have reviewed the auditor report and realized that the date of report was mistakenly stated as August 6, 2010 while the correct date should be August 10, 2010. In this case, we are providing a consent from our auditors that references their report dated August 10, 2010 which is dual dated on   October 15, 2010 to include the statement of Stockholders’ Equity. And we will file Form 10-Q/A2 to include the auditor report dated August 10, 2010 right before we file the Amendment Nol.4 to Form S-1.

Form 10-Q/A for the quarterly period ended June 30, 2010

Item 4, Control and Procedures, page 32

Disclosure Controls and Procedures, page 32

8.
Please tell us your basic for the conclusion that your disclosure controls and procedures are effective given your identification of material weaknesses in your internal control over financial reporting.

Response: Prior to the share exchange, Silver Pearl, our shell company, was identified with material weaknesses of internal controls by Hall, our former auditor: a) reliance on financing reporting consultants for review of critical accounting areas and disclosures and material non-standard transactions; b) lack of sufficient accounting staff which results in a lack of segregation of duties necessary for a good system of internal control.  However, as a result of the share exchange among Silver Pearl, Keyuan International and Keyuan International shareholders on April 22, 2010, we are now the holding company of Keyuan Plastics Co., Ltd., the operating China subsidiary of Keyuan International organized in China and caused a change-in-control of Silver Pearl as the Company’s shareholders have acquired the majority ownership of the combined entity. As a result, the accounting staff of our operating entity in China became the primary accounting staff of our company.

Despite of our identification of material weaknesses in our internal control, the Management concluded that the disclosure controls and procedures are effective as the date of June 30, 2010. This conclusion was based on the following factors as the date of June 30, 2010:

1.
We have an expanded accounting team and employee base in our operating entity in China that allows for segregation of duties necessary for a good system of internal control. For example, our accounting staff had one Chief Financial Officer, one Vice President of Accounting, two accounting managers, and nine accountants responsible for four different accounting functions: financial accounting, cost accounting, capital/fund management and data analysis. The expansion of our team not only allowed the proper segregation of duties, but also allowed implementation of proper review processes necessary for ensuring the accuracy of financial data used in preparing financial statements.

2.
We have improved our accounting staff’s knowledge of U.S. accounting standards and requirements by hiring a CFO with significant U.S. accounting and finance experience and a bi-lingual accounting manager with significant financial reporting experience. As a result, we were able to prepare and review certain important accounting transactions and disclosures internally rather than relying on outside consultants.

3.
Finally, we have recently appointed an audit committee comprised of independent members of our board of directors, including an audit committee chairman, whom we believe to meet the SEC’s definition of a “financial expert” in the Sarbanes-Oxley Act Section 406 and 407. We concluded that increased oversight and experience provided by the audit committee assisted us in the establishment and oversight of our controls and procedures.

Therefore, we are revising Item 4, Control and Procedures in Form 10-Q/A2 for the quarterly period ended June 30, 2010 as follows, which we will file right before we file the Amendment No. 4 to Form S-1:

“Changes in Internal Control Over Financial Reporting

Prior to the share exchange, during the fiscal years ended December 31, 2009 and 2008, and subsequent interim period ended March 31, 2010 and through the date of dismissal, we did not experience any reportable events, except that in its letter to us in 2009 pursuant to “Statement on Auditing Standards (SAS) 112: Communicating Internal Control Related Matters,” Hall, our former auditor,  identified the following material weakness of our internal controls, which constitute a reportable event under Item 304(a)(1)(v) of Regulation S-K:

●	Reliance on financial reporting consultants for review of critical accounting areas and disclosures and material non-standard transactions;
●	Lack of sufficient accounting staff which results in a lack of segregation of duties necessary for a good system of internal control.

On April 22, 2010, Silver Pearl entered into a Share Exchange Agreement, by and among Keyuan International Group Limited (“Keyuan International”), a company organized under the laws of the British Virgin Islands, Delight Reward Limited, the sole shareholder of Keyuan International and a company organized under the laws of the British Virgin Islands (the “Keyuan International Shareholder”), and Denise D. Smith, our former principal stockholder (“Smith”). Pursuant to the terms of the Exchange Agreement, the Keyuan International Shareholder transferred to us all of the issued and outstanding ordinary shares of Keyuan International (the “Keyuan International Shares”) in exchange for the issuance of 47,658 shares of our Series M preferred stock, par value $0.001 per share (the “Series M Preferred Stock”) (such transaction is sometimes referred to herein as the “Share Exchange”). The Series M shares vote with the common stock on an as converted basis and are convertible into 47,658,000 shares of common stock upon the Company’s shareholders approving an increase in authorized common stock to at least 100,000,000 shares. As a result of the Share Exchange, we are now the holding company of Keyuan Plastics Co., Ltd., the operating subsidiary of Keyuan International organized in the People’s Republic of China (“China” or the “PRC”) and engaged in manufacturing and supplying various petrochemical products in China. The Share Exchange also caused  a change-in-control of Silver Pearl as the Company’s shareholders have acquired the majority ownership of the combined entity. As a result, the accounting staff of our operating entity in China became the primary accounting staff of our company.

As of June 30, 2010, considering the material weaknesses identified in our internal control, we performed an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures.  This evaluation was designed to evaluate if our disclosure control and procedures provide reasonable assurance that material information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and that the information is accumulated and communicated to our management as appropriate to allow timely decisions regarding required disclosure.  Based on the evaluation, our management including our Chief Executive Officer and Chief Financial Officer,  concluded that that the disclosure controls and procedures are effective as the date of June 30, 2010 in giving us reasonable assurance that the information we are required to disclose in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and to ensure that such information is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.. This conclusion was based on the following factors as the date of June 30, 2010:

a)
We had a much expanded accounting team and employee base in our operating entity in China that allows for segregation of duties necessary for a good system of internal control. For example, our accounting staff had one Chief Financial Officer, one Vice President of Accounting, two accounting managers, and nine accountants responsible for four different accounting functions: financial accounting, cost accounting, capital/fund management and data analysis. The expansion of our team not only allowed the proper segregation of duties, but also allowed implementation of proper review processes necessary for ensuring the accuracy of financial data used in preparing financial statements.

b)
We had improved our accounting staff’s knowledge of U.S. accounting standards and requirements by hiring a CFO with significant U.S. accounting and finance experience and a bi-lingual accounting manager with significant financial reporting experience. As a result, we were able to prepare and review certain important accounting transactions and disclosures internally rather than relying on outside consultants.

c)
Finally, we have recently appointed an audit committee comprised of independent members of our board of directors, including an audit committee chairman, whom we believe to meet the SEC’s definition of a “financial expert” in the Sarbanes-Oxley Act Section 406 and 407. We concluded that increased oversight and experience provided by the audit committee assisted us in the establishment and oversight of our controls and procedures.

In addition, our CFO and our accounting staff are currently working on documenting our internal controls and we expect such documentation to be complete in 2010 and we plan testing of internal controls thereafter. If our market capitalization exceeds $75 million in 2011, we will be required to be in compliance with the Sarbanes-Oxley Act Section 404 in the fiscal year of 2011. However our CFO and accounting staff have already taken actions to start our Sarbanes-Oxley Action 404 compliance project. We expect this compliance project will enhance the Company’s internal controls significantly. We are also looking to fill additional financial staff positions. Specifically, we believe that additional accounting staff trained in U.S. GAAP would improve our controls and procedures, specifically with regard to the preparation of our financial statements. Finally, we have recently appointed an audit committee comprised of independent members of our board of directors, including an audit committee chairman, whom we believe to meet the SEC’s definition of a “financial expert” in the Sarbanes-Oxley Act Section 406 and 407. We believe that the increased oversight and experience provided by the audit committee will assist us in the establishment and oversight of our controls and procedures. Although we believe that these corrective steps will remediate the material weaknesses discussed above when all of the additional financial staff positions are filled, we cannot assure you that this will be sufficient. We may be required to expend additional resources to identify, assess and correct any additional weaknesses in our internal control. We cannot make assurances that we will not identify additional material weaknesses in our internal control over financial reporting in the future.”

In addition, we will revise our registration statement with the same disclosure herein above.

We understand that you may have additional comments and thank you for your attention to this matter.

Very truly yours,
LESER HUNTER TAUBMAN & TAUBMAN
/s/ Louis Taubman
________________________
By: Louis Taubman, Attorney at Law